ENTITIES CONSOLIDATED STATEMENTS

FOR THE YEAR ENDING — Percentag — Growth

A. PROFIT AND LOSS STATEMENTS

			YEAR 24			
	Percentag	Growth	Beer Garden	Food Court	Kiosk	TOTAL
Revenue:						
B1: Beer Garden:						
Food - Special Events [% of other in house revenue]			1,920,000.00	-	-	**1,920,000.00**
Event Ticket Sales			2,112,000.00	-	-	**2,112,000.00**
Alcohol			576,000.00	-	-	**576,000.00**
Private Events			600,000.00	-	-	**600,000.00**
Sponsorship			150,000.00	-	-	**150,000.00**
B2: Food court:			-			
Food revenue			-	2,880,000.00	-	**2,880,000.00**
Food sales from beer garden			-	-	-	**-**
Special events			-	12,000.00	-	**12,000.00**
						-
B3: Kiosk:						**-**
Kiosk 1 - Arts	5.00%	-	-	-	201,600.00	**201,600.00**
Kiosk 2 - Activations	5.00%	-	-	-	67,200.00	**67,200.00**
Art Wall	5.00%	-	-	-	378,000.00	**378,000.00**
Art Donations	5.00%	-	-	-	40,320.00	**40,320.00**
Sodas	8.00%	-	-	-	151,200.00	**151,200.00**
Private events	15.00%	-	-	-	84.00	**84.00**
Special events	15.00%	-			12,000.00	**12,000.00**
TOTAL REVENUE			5,358,000.00	2,892,000.00	850,404.00	**9,100,404.00**
Direct costs:						
Wages	7.00%	-	140,000.00	31,104.00	255,840.00	**426,944.00**
Cost of goods (food + beverage)	20.00%	-	132,000.00	-	106,600.00	**238,600.00**
Plus sales tax	8.00%		133,781.90	231,360.00	65,906.31	**431,048.21**
Consumables/ Packaging	0.00%	-	12,000.00	15,672.00	42,520.20	**70,192.20**
Total direct costs	35.00%		417,781.90	278,136.00	470,866.51	**1,166,784.41**
Gross Profit	23.00%		4,940,218.10	2,613,864.00	379,537.49	**7,933,619.59**
General and administrative costs:						
Management fees — N360	15.00%	-	-	-	-	**-**
Marketing charges - by Parent	5.00%	-	-	-	-	**-**
Marketing and admin	5.00%	-	-	-	-	**-**
Repairs and maintenance	1.00%	-	-	-	-	**-**
Payroll taxes	12.00%	-	16,800.00	3,732.48	-	**20,532.48**
Rent	0.00%	-	-	93,600.00	-	**93,600.00**
Revenue share 20%	27.01%	-	267,900.00	2,160,000.00	30,240.00	**2,458,140.00**
Phone	0.00%	-	-	-	-	**-**
Internet and satellite	0.00%	-	-	-	-	**-**
Entertainment	2.00%	-	-	-	-	**-**
Utilities	0.01%	-	60,000.00	140,000.00	-	**200,000.00**
CAM	0.00%	-	5,280.00	6,864.00	-	**12,144.00**
Office supplies	0.01%	-	4,800.00	-	-	**4,800.00**
Workmen's Compensation	6.00%	-	8,400.00	1,866.24	-	**10,266.24**
Building insurance	0.01%	-	39,600.00	54,000.00	-	**93,600.00**
Fees and permits	0.01%	-	10,000.00	10,000.00	-	**20,000.00**
Accounting	0.01%	-	8,400.00	-	-	**8,400.00**
Credit card transaction charges	83.00%	-	44,640.00	-	-	**44,640.00**
Miscellaneous expense	1.00%	-	18,600.00	30,072.00	-	**48,672.00**
Total general and administrative expenses	157.06%		484,420.00	2,500,134.72	30,240.00	**2,909,050.72**
			-			
Income before provision for income tax	-134.06%	-	4,455,798.10	113,729.28	349,297.49	**5,024,568.87**
Provision for income tax (20% of income)	20.00%	-	-	-	69,859.50	**103,492.68**
Net income	-154.06%	-	4,455,798.10	113,729.28	279,437.99	**4,921,076.19**

	YEAR 25				YEAR 26			
	Beer Garden	Food Court	Kiosk	TOTAL	Beer Garden	Food Court	Kiosk	TOTAL
Food - Special Events [% of other in house revenue]	2,073,600.00			**2,073,600.00**	2,073,600.00			**2,073,600.00**
Event Ticket Sales	2,428,800.00			**2,428,800.00**	2,428,800.00			**2,428,800.00**
Alcohol	662,400.00			**662,400.00**	662,400.00			**662,400.00**
Private Events	630,000.00			**630,000.00**	819,000.00			**819,000.00**
Sponsorship	165,000.00			**165,000.00**	214,500.00			**214,500.00**
Food revenue		3,096,000.00		**3,096,000.00**		3,250,800.00		**3,250,800.00**
Food sales from beer garden		-		**-**		-		**-**
Special events		14,400.00		**14,400.00**		18,720.00		**18,720.00**
Kiosk 1 - Arts			231840.00	**231,840.00**			266,616.00	**266,616.00**
Kiosk 2 - Activations			70560.00	**70,560.00**			98,784.00	**98,784.00**
Art Wall			423360.00	**423,360.00**			474,163.20	**474,163.20**
Art Donations			42336.00	**42,336.00**			44,452.80	**44,452.80**
Sodas			0.00	**-**			-	**-**
Private events			100.80	**100.80**			131.04	**131.04**
Special events			14400.00	**14,400.00**			18,720.00	**18,720.00**
TOTAL REVENUE	5,959,800.00	3,110,400.00	782,596.80	**9,852,796.80**	6,198,300.00	3,269,520.00	902,867.04	**10,370,687.04**
Wages	723,072.00	62,208.00	92,171.52	**877,451.52**	723,072.00	65,390.40	106,081.92	**894,544.32**
Cost of goods (food + beverage)	145,728.00	62,208.00	38,404.80	**246,340.80**	145,728.00	65,390.40	44,200.80	**255,319.20**
Plus sales tax	428,663.11	248,832.00	60,651.25	**738,146.36**	445,817.40	261,561.60	69,972.20	**777,351.20**
Consumables/ Packaging	13,248.00	31,104.00	39,129.84	**83,481.84**	13,248.00	32,695.20	45,143.35	**91,086.55**
Total direct costs	1,310,711.11	404,352.00	230,357.41	**1,945,420.52**	1,327,865.40	425,037.60	265,398.27	**2,018,301.27**
Gross Profit	4,649,088.89	2,706,048.00	552,239.39	**7,907,376.28**	4,870,434.60	2,844,482.40	637,468.77	**8,352,385.77**
Management fees — N360	-	-	-	**-**	-	-	-	**-**
Marketing charges - by Parent	-	-	-	**-**	-	-	-	**-**
Marketing and admin	-	-	-	**-**	-	-	-	**-**
Repairs and maintenance	-	-	-	**-**	-	-	-	**-**
Payroll taxes	86,768.64	4,180.38	-	**90,949.02**	86,768.64	4,682.02	-	**91,450.66**
Rent	-	98,280.00	-	**98,280.00**	-	103,194.00	-	**103,194.00**
Revenue share 20%	281,295.00	2,268,000.00	34,776.00	**2,584,071.00**	295,359.75	2,381,400.00	39,992.40	**2,716,752.15**
Phone	-	-	-	**-**	-	-	-	**-**
Internet and satellite	-	-	-	**-**	-	-	-	**-**
Entertainment	-	-	-	**-**	-	-	-	**-**
Utilities	66,000.00	149,800.00	-	**215,800.00**	72,600.00	160,286.00	-	**232,886.00**
CAM	5,385.60	6,864.00	-	**12,249.60**	5,493.31	6,864.00	-	**12,357.31**
Office supplies	5,040.00	-	-	**5,040.00**	5,292.00	-	-	**5,292.00**
Workmen's Compensation	43,384.32	1,978.21	-	**45,362.53**	43,384.32	2,096.91	-	**45,481.23**
Building insurance	41,580.00	56,700.00	-	**98,280.00**	43,659.00	59,535.00	-	**103,194.00**
Fees and permits	10,000.00	10,000.00	-	**20,000.00**	10,000.00	10,000.00	-	**20,000.00**
Accounting	8,400.00	-	-	**8,400.00**	8,400.00	-	-	**8,400.00**
Credit card transaction charges	143,035.20	-	-	**143,035.20**	148,759.20	-	-	**148,759.20**
Miscellaneous expense	59,598.00	30,372.72	-	**89,970.72**	61,983.00	30,676.45	-	**92,659.45**
Total general and administrative expenses	750,486.76	2,626,175.31	34,776.00	**3,411,438.07**	781,699.22	2,758,734.38	39,992.40	**3,580,426.00**
	-			**-**	-			
Income before provision for income tax	3,898,602.13	79,872.69	517,463.39	**4,495,938.21**	4,088,735.38	85,748.02	597,476.37	**4,771,959.77**
Provision for income tax (20% of income)	779,720.43	-	103,492.68	**883,213.10**	817,747.08	-	119,495.27	**937,242.35**
Net income	3,118,881.70	79,872.69	413,970.71	**3,612,725.10**	3,270,988.30	85,748.02	477,981.10	**3,834,717.42**

	YEAR 27				YEAR 28			
	Beer Garden	Food Court	Kiosk	TOTAL	Beer Garden	Food Court	Kiosk	TOTAL
Food - Special Events [% of other in house revenue]	2,073,600.00			**2,073,600.00**	2,073,600.00			**2,073,600.00**
Event Ticket Sales	2,428,800.00			**2,428,800.00**	2,428,800.00			**2,428,800.00**
Alcohol	662,400.00			**662,400.00**	662,400.00			**662,400.00**
Private Events	1,146,600.00			**1,146,600.00**	1,375,920.00			**1,375,920.00**
Sponsorship	300,300.00			**300,300.00**	360,360.00			**360,360.00**
Food revenue		3,413,340.00		**3,413,340.00**		3,584,007.00		**3,584,007.00**
Food sales from beer garden		-		**-**		-		**-**
Special events		26,208.00		**26,208.00**		31,449.60		**31,449.60**
Kiosk 1 - Arts			306,608.40	**306,608.40**			352,599.66	**352,599.66**
Kiosk 2 - Activations			103,723.20	**103,723.20**			108,909.36	**108,909.36**
Art Wall			531,062.78	**531,062.78**			594,790.32	**594,790.32**
Art Donations			46,675.44	**46,675.44**			49,009.21	**49,009.21**
Sodas			-	**-**			-	**-**
Private events			183.46	**183.46**			220.15	**220.15**
Special events			26,208.00	**26,208.00**			31,449.60	**31,449.60**
TOTAL REVENUE	6,611,700.00	3,439,548.00	1,014,461.28	**11,065,709.28**	6,901,080.00	3,615,456.60	1,136,978.30	**11,653,514.90**
Wages	723,072.00	68,790.96	118,568.38	**910,431.34**	723,072.00	72,309.13	132,637.03	**928,018.16**
Cost of goods (food + beverage)	145,728.00	68,790.96	49,403.49	**263,922.45**	145,728.00	72,309.13	55,265.43	**273,302.56**
Plus sales tax	475,551.51	275,163.84	78,620.75	**829,336.10**	496,365.38	289,236.53	88,115.82	**873,717.73**
Consumables/ Packaging	13,248.00	34,395.48	50,723.06	**98,366.54**	13,248.00	36,154.57	56,848.91	**106,251.48**
Total direct costs	1,357,599.51	447,141.24	297,315.68	**2,102,056.43**	1,378,413.38	470,009.36	332,867.19	**2,181,289.93**
Gross Profit	5,254,100.49	2,992,406.76	717,145.60	**8,963,652.85**	5,522,666.62	3,145,447.24	804,111.11	**9,472,224.97**
Management fees — N360	-	-	-	**-**	-	-	-	**-**
Marketing charges - by Parent	-	-	-	**-**	-	-	-	**-**
Marketing and admin	-	-	-	**-**	-	-	-	**-**
Repairs and maintenance	-	-	-	**-**	-	-	-	**-**
Payroll taxes	86,768.64	5,243.87	-	**92,012.51**	86,768.64	5,873.13	-	**92,641.77**
Rent	-	108,353.70	-	**108,353.70**	-	113,771.39	-	**113,771.39**
Revenue share 20%	310,127.74	2,500,470.00	45,991.26	**2,856,589.00**	325,634.12	2,625,493.50	52,889.95	**3,004,017.57**
Phone	-	-	-	**-**	-	-	-	**-**
Internet and satellite	-	-	-	**-**	-	-	-	**-**
Entertainment	-	-	-	**-**	-	-	-	**-**
Utilities	83,490.00	171,506.02	-	**254,996.02**	96,013.50	183,511.44	-	**279,524.94**
CAM	5,603.18	6,864.00	-	**12,467.18**	5,715.24	6,864.00	-	**12,579.24**
Office supplies	6,085.80	-	-	**6,085.80**	6,998.67	-	-	**6,998.67**
Workmen's Compensation	43,384.32	2,222.72	-	**45,607.04**	43,384.32	2,356.09	-	**45,740.41**
Building insurance	45,841.95	62,511.75	-	**108,353.70**	48,134.05	65,637.34	-	**113,771.39**
Fees and permits	10,000.00	10,000.00	-	**20,000.00**	10,000.00	10,000.00	-	**20,000.00**
Accounting	8,400.00	-	-	**8,400.00**	8,400.00	-	-	**8,400.00**
Credit card transaction charges	158,680.80	-	-	**158,680.80**	165,625.92	-	-	**165,625.92**
Miscellaneous expense	66,117.00	30,983.21	-	**97,100.21**	69,010.80	31,293.05	-	**100,303.85**
Total general and administrative expenses	824,499.43	2,898,155.27	45,991.26	**3,768,645.96**	865,685.26	3,044,799.92	52,889.95	**3,963,375.14**
	-				-			
Income before provision for income tax	4,429,601.07	94,251.49	671,154.34	**5,195,006.89**	4,656,981.35	100,647.32	751,221.16	**5,508,849.83**
Provision for income tax (20% of income)	885,920.21	-	134,230.87	**1,020,151.08**	931,396.27	-	150,244.23	**1,081,640.50**
Net income	3,543,680.85	94,251.49	536,923.47	**4,174,855.81**	3,725,585.08	100,647.32	600,976.93	**4,427,209.33**

	YEAR 29				YEAR 30			
	Beer Garden	Food Court	Kiosk	TOTAL	Beer Garden	Food Court	Kiosk	TOTAL
Food - Special Events [% of other in house revenue]	2,073,600.00			**2,073,600.00**	2,239,488.00			**2,239,488.00**
Event Ticket Sales	2,428,800.00			**2,428,800.00**	2,428,800.00			**2,428,800.00**
Alcohol	662,400.00			**662,400.00**	761,760.00			**761,760.00**
Private Events	1,582,308.00			**1,582,308.00**	1,740,538.80			**1,740,538.80**
Sponsorship	414,414.00			**414,414.00**	455,855.40			**455,855.40**
Food revenue		3,763,207.35		**3,763,207.35**		3,951,367.72		**3,951,367.72**
Food sales from beer garden		-		**-**		-		**-**
Special events		36,167.04		**36,167.04**		39,783.74		**39,783.74**
Kiosk 1 - Arts			405,489.61	**405,489.61**			466,313.05	**466,313.05**
Kiosk 2 - Activations			114,354.83	**114,354.83**			120,072.57	**120,072.57**
Art Wall			666,165.16	**666,165.16**			746,104.97	**746,104.97**
Art Donations			51,459.67	**51,459.67**			54,032.66	**54,032.66**
Sodas			-	**-**			-	**-**
Private events			253.17	**253.17**			278.49	**278.49**
Special events			36,167.04	**36,167.04**			39,783.74	**39,783.74**
TOTAL REVENUE	7,161,522.00	3,799,374.39	1,273,889.48	**12,234,785.87**	7,626,442.20	3,991,151.46	1,426,585.48	**13,044,179.14**
Wages	723,072.00	75,987.49	148,496.31	**947,555.80**	760,206.72	79,823.03	166,382.79	**1,006,412.54**
Cost of goods (food + beverage)	145,728.00	75,987.49	61,873.46	**283,588.95**	167,587.20	79,823.03	69,326.16	**316,736.39**
Plus sales tax	515,097.87	303,949.95	98,726.43	**917,774.26**	548,537.61	319,292.12	110,560.37	**978,390.10**
Consumables/ Packaging	13,248.00	37,993.74	63,694.47	**114,936.22**	15,235.20	39,911.51	71,329.27	**126,475.99**
Total direct costs	1,397,145.87	493,918.67	372,790.68	**2,263,855.22**	1,491,566.73	518,849.69	417,598.60	**2,428,015.02**
Gross Profit	5,764,376.13	3,305,455.72	901,098.79	**9,970,930.64**	6,134,875.47	3,472,301.77	1,008,986.88	**10,616,164.13**
Management fees — N360	-	-	-	**-**	-	-	-	**-**
Marketing charges - by Parent	-	-	-	**-**	-	-	-	**-**
Marketing and admin	-	-	-	**-**	-	-	-	**-**
Repairs and maintenance	-	-	-	**-**	-	-	-	**-**
Payroll taxes	86,768.64	6,577.91	-	**93,346.55**	91,224.81	7,367.25	-	**98,592.06**
Rent	-	119,459.95	-	**119,459.95**	-	125,432.95	-	**125,432.95**
Revenue share 20%	341,915.83	2,756,768.18	60,823.44	**3,159,507.45**	359,011.62	2,894,606.58	69,946.96	**3,323,565.16**
Phone	-	-	-	**-**	-	-	-	**-**
Internet and satellite	-	-	-	**-**	-	-	-	**-**
Entertainment	-	-	-	**-**	-	-	-	**-**
Utilities	110,415.53	196,357.24	-	**306,772.77**	126,977.85	210,102.25	-	**337,080.10**
CAM	5,829.55	6,864.00	-	**12,693.55**	5,946.14	6,864.00	-	**12,810.14**
Office supplies	8,048.47	-	-	**8,048.47**	9,255.74	-	-	**9,255.74**
Workmen's Compensation	43,384.32	2,497.45	-	**45,881.77**	45,612.40	2,647.30	-	**48,259.70**
Building insurance	50,540.75	68,919.20	-	**119,459.95**	53,067.79	72,365.16	-	**125,432.95**
Fees and permits	10,000.00	10,000.00	-	**20,000.00**	10,000.00	10,000.00	-	**20,000.00**
Accounting	8,400.00	-	-	**8,400.00**	8,400.00	-	-	**8,400.00**
Credit card transaction charges	171,876.53	-	-	**171,876.53**	183,034.61	-	-	**183,034.61**
Miscellaneous expense	71,615.22	31,605.98	-	**103,221.20**	76,264.42	31,922.04	-	**108,186.46**
Total general and administrative expenses	908,794.83	3,199,049.91	60,823.44	**4,168,668.18**	968,795.39	3,361,307.54	69,946.96	**4,400,049.88**
	-				-			
Income before provision for income tax	4,855,581.30	106,405.81	840,275.35	**5,802,262.46**	5,166,080.09	110,994.24	939,039.92	**6,216,114.25**
Provision for income tax (20% of income)	971,116.26	-	168,055.07	**1,139,171.33**	1,033,216.02	-	187,807.98	**1,221,024.00**
Net income	3,884,465.04	106,405.81	672,220.28	**4,663,091.13**	4,132,864.07	110,994.24	751,231.94	**4,995,090.24**

	YEAR 31				YEAR 32				YEAR 31			
	Beer Garden	Food Court	Kiosk	TOTAL	Beer Garden	Food Court	Kiosk	TOTAL	Beer Garden	Food Court	Kiosk	TOTAL
Food - Special Events [% of other in house revenue]	2,418,647.04			**2,418,647.04**	2,612,138.80			**2,612,138.80**	2,821,109.91			**2,821,109.91**
Event Ticket Sales	2,550,240.00			**2,550,240.00**	2,677,752.00			**2,677,752.00**	2,811,639.60			**2,811,639.60**
Alcohol	876,024.00			**876,024.00**	1,007,427.60			**1,007,427.60**	1,158,541.74			**1,158,541.74**
Private Events	1,914,592.68			**1,914,592.68**	2,010,322.31			**2,010,322.31**	2,110,838.43			**2,110,838.43**
Sponsorship	501,440.94			**501,440.94**	526,512.99			**526,512.99**	552,838.64			**552,838.64**
Food revenue		4,148,936.10		**4,148,936.10**		4,356,382.91		**4,356,382.91**		4,574,202.05		**4,574,202.05**
Food sales from beer garden		-		**-**		-		**-**		-		**-**
Special events		43,762.12		**43,762.12**		45,950.22		**45,950.22**		48,247.74		**48,247.74**
Kiosk 1 - Arts			536,260.01	**536,260.01**			616,699.01	**616,699.01**			709,203.86	**709,203.86**
Kiosk 2 - Activations			126,076.20	**126,076.20**			132,380.01	**132,380.01**			138,999.01	**138,999.01**
Art Wall			835,637.57	**835,637.57**			935,914.08	**935,914.08**			1,048,223.77	**1,048,223.77**
Art Donations			56,734.29	**56,734.29**			59,571.00	**59,571.00**			62,549.55	**62,549.55**
Sodas			-	**-**			-	**-**			-	**-**
Private events			306.33	**306.33**			321.65	**321.65**			337.73	**337.73**
Special events			43,762.12	**43,762.12**			45,950.22	**45,950.22**			48,247.74	**48,247.74**
TOTAL REVENUE	8,260,944.66	4,192,698.22	1,598,776.52	**14,052,419.40**	8,834,153.70	4,402,333.13	1,790,835.98	**15,027,322.81**	9,454,968.31	4,622,449.79	2,007,561.66	**16,084,979.77**
Wages	818,287.55	83,853.96	186,564.97	**1,088,706.48**	881,624.58	88,046.66	209,347.69	**1,179,018.93**	950,780.77	92,449.00	235,077.14	**1,278,306.91**
Cost of goods (food + beverage)	192,725.28	83,853.96	77,735.40	**354,314.65**	221,634.07	88,046.66	87,228.21	**396,908.94**	254,879.18	92,449.00	97,948.81	**445,276.99**
Plus sales tax	594,174.67	335,415.86	123,905.18	**1,053,495.71**	635,403.17	352,186.65	138,789.79	**1,126,379.61**	680,055.73	369,795.98	155,586.03	**1,205,437.74**
Consumables/ Packaging	17,520.48	41,926.98	79,938.83	**139,386.29**	20,148.55	44,023.33	89,541.80	**153,713.68**	23,170.83	46,224.50	100,378.08	**169,773.42**
Total direct costs	1,622,707.98	545,050.77	468,144.38	**2,635,903.13**	1,758,810.37	572,303.31	524,907.48	**2,856,021.16**	1,908,886.52	600,918.47	588,990.06	**3,098,795.06**
Gross Profit	6,638,236.68	3,647,647.45	1,130,632.14	**11,416,516.28**	7,075,343.34	3,830,029.83	1,265,928.49	**12,171,301.66**	7,546,081.80	4,021,531.32	1,418,571.60	**12,986,184.71**
Management fees — N360	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Marketing charges - by Parent	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Marketing and admin	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Repairs and maintenance	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Payroll taxes	98,194.51	8,251.32	-	**106,445.83**	105,794.95	9,241.48	-	**115,036.43**	114,093.69	10,350.46	-	**124,444.15**
Rent	-	131,704.60	-	**131,704.60**	-	138,289.83	-	**138,289.83**	-	145,204.32	-	**145,204.32**
Revenue share 20%	376,962.20	3,039,336.91	80,439.00	**3,496,738.12**	395,810.31	3,191,303.76	92,504.85	**3,679,618.92**	415,600.83	3,191,303.76	106,380.58	**3,713,285.17**
Phone	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Internet and satellite	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Entertainment	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Utilities	146,024.53	224,809.41	-	**370,833.94**	167,928.21	240,546.07	-	**408,474.28**	193,117.44	257,384.29	-	**450,501.73**
CAM	604,661.76	6,864.00	-	**611,525.76**	653,034.70	6,864.00	-	**659,898.70**	705,277.48	6,864.00	-	**712,141.48**
Office supplies	10,644.10	-	-	**10,644.10**	12,240.72	-	-	**12,240.72**	14,076.83	-	-	**14,076.83**
Workmen's Compensation	49,097.25	2,806.13	-	**51,903.39**	52,897.47	2,974.50	-	**55,871.98**	57,046.85	3,152.97	-	**60,199.82**
Building insurance	55,721.18	75,983.42	-	**131,704.60**	58,507.24	79,782.59	-	**138,289.83**	61,432.60	83,771.72	-	**145,204.32**
Fees and permits	10,000.00	10,000.00	-	**20,000.00**	10,000.00	10,000.00	-	**20,000.00**	10,000.00	10,000.00	-	**20,000.00**
Accounting	8,400.00	-	-	**8,400.00**	8,400.00	-	-	**8,400.00**	8,400.00	-	-	**8,400.00**
Credit card transaction charges	198,262.67	-	-	**198,262.67**	212,019.69	-	-	**212,019.69**	226,919.24	-	-	**226,919.24**
Miscellaneous expense	82,609.45	32,241.26	-	**114,850.70**	88,341.54	32,563.67	-	**120,905.21**	94,549.68	32,889.30	-	**127,438.99**
Total general and administrative expenses	1,640,577.65	3,531,997.06	80,439.00	**5,253,013.71**	1,764,974.83	3,711,565.90	92,504.85	**5,569,045.58**	1,900,514.63	3,740,920.83	106,380.58	**5,747,816.05**
	-				-				-			
Income before provision for income tax	4,997,659.03	115,650.40	1,050,193.14	**6,163,502.57**	5,310,368.51	118,463.92	1,173,423.64	**6,602,256.07**	5,645,567.16	280,610.48	1,312,191.02	**7,238,368.67**
Provision for income tax (20% of income)	999,531.81	-	210,038.63	**1,209,570.43**	1,062,073.70	-	234,684.73	**1,296,758.43**	1,129,113.43	-	262,438.20	**1,391,551.64**
Net income	3,998,127.22	115,650.40	840,154.51	**4,953,932.13**	4,248,294.81	118,463.92	938,738.91	**5,305,497.64**	4,516,453.73	280,610.48	1,049,752.81	**5,846,817.03**

B. WORKING CAPITAL

B. ASSUMPTIONS

Monthly	60,000.00	-
No. of kitchens	6.00	-
Total per month	360,000.00	-
Total per year	4,320,000.00	-

Notes:
Sales tax should not be included as part of expenses but part of the selling price.
No fixed costs. All our variable costs.